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VIA EDGAR AND OVERNIGHT DELIVERY

Thomas Jones

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Vita Coco Company, Inc. (f/k/a All Market Inc.)

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 31, 2021

CIK No. 0001482981

Dear Mr. Jones:

On behalf of The Vita Coco Company, Inc. (f/k/a All Market Inc.), a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated September 24, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 as confidentially submitted on August 31, 2021 (the “Amended Draft Registration Statement”). In addition, the Company is hereby providing supplemental information related to the Company’s prior response letter, dated August 30, 2021, setting forth information in response to comment number 11 in the Staff’s letter to the Company, dated August 12, 2021, relating to changes in the estimated fair value of the Company’s common stock and material differences between the valuation used to determine the fair value of common stock relative to the fair value implied by the anticipated IPO price

We are submitting this letter via EDGAR and have publicly filed a Registration Statement on Form S-1 (“Registration Statement”) on September 27, 2021, which has been revised to address the Staff’s comments. In addition, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

September 27, 2021

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 31, 2021

Prospectus Summary

Track Record of Industry Leading Financial Performance, page 7

1.

We note you continue to present Adjusted EBITDA Margins here and on pages 88 and 123 but you removed the most directly comparable GAAP measure, Net Income Margin, which you previously disclosed. Please revise your presentations to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 92 and 127 of the Registration Statement.

Social Responsibility Commitment That Permeates Through Our Products and Organization, page 13

2.	Please disclose what it means to have “Certified B-Corporation status” so that investors have a better understanding of this certification.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16, 49, 134 and 135 of the Registration Statement to remove reference to any Certified B-corporation accreditation of the Company’s subsidiaries.

We are dependent on our third party manufacturing and co-packing partners, page 34

3.	Please update the status of the second facility shutdown that occurred in June 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Registration Statement.

Our amended and restated certificate of incorporation will provide, page 70

4.

We note your response to prior comment 6. We note that your exclusive forum provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 105

5.	Based on the $50 million treasury stock repurchase, that materially impacted your liquidity during the interim period ended June 30, 2021, please more fully address the following:

•	Identify the investor from who the treasury stock was acquired and disclose the extent to which they continue to hold shares of your common stock;

•

Explain the business purpose for the transaction, including the reason why you acquired the shares. Given the impending IPO, also explain the reason why the investor elected to sell shares to the company rather than participate as a selling shareholder in the IPO; and

•

Explain how the purchase price was determined. To the extent the purchase price is materially different than the initial public offering price, explain the reason for the difference and address any potential accounting implications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 182 of the Registration Statement to disclose the details of the Company’s treasury stock repurchase, and has included additional detail in response to the Staff’s comment below.

Identify the investor from who the treasury stock was acquired and disclose the extent to which they continue to hold shares of your common stock:

The Company advises the Staff that the holder from whom the shares of common stock were repurchased is RW VC S.a.r.l. (“RW”), and such holder continues to hold greater than 5% of the Company’s common stock as described in the Registration Statement.

Explain the business purpose for the transaction, including the reason why you acquired the shares. Given the impending IPO, also explain the reason why the investor elected to sell shares to the company rather than participate as a selling shareholder in the IPO

The Company advises the Staff that over the Summer of 2020, RW informed the Company that it sought to sell a portion of its shares of the Company’s common stock for purposes of creating liquidity. In Fall 2020, the Company and RW agreed on the terms of the repurchase via arm’s length negotiation, which amongst other things considered the then current fair market value, as described in further detail below. In connection with the share repurchase, RW agreed to amend certain of its rights under the Company’s Shareholders Agreement commensurate with their pro forma ownership percentage of the Company’s common stock giving effect to the repurchase, including certain of its preemptive rights, as well as its designation rights, thereby reducing the number of directors RW had the right to designate to the Company’s board of directors (“Board”) from two directors to one. The share repurchase and amendment to the Company’s Shareholder Agreement were ultimately executed in January 2021 upon finalizing all transaction documents and securing the funding.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

At the time of the share repurchase, the Company had only recently initiated a gap assessment of capabilities needed for a potential liquidity event, including an initial public offering (“IPO”), but had not yet established a timeline for going public, nor had third-party advisors such as investment bankers or legal counsel been consulted, and there was a still a great level of uncertainty regarding the timing and possibility of a liquidity event. Due to this uncertainty and its strong desire for short term liquidity, RW opted not to wait for a potential liquidity event, including a potential IPO, to sell a portion of its shares.

Explain how the purchase price was determined. To the extent the purchase price is materially different than the initial public offering price, explain the reason for the difference and address any potential accounting implications.

The Company performs periodic valuations of its common stock in order to determine the fair value of its common stock for financial reporting purposes. As disclosed in the Registration Statement, the Company repurchased 11,411 shares of common stock from RW at a purchase price of $4,382 per share determined through arm’s length negotiation, and which ultimately approximated the then most recent third-party common stock valuation. The Company has consolidated the discussion with respect to the determination of the per share repurchase price, and any potential accounting implications of a material difference between such price and the IPO price together with its response included below to comment number 11 in the Staff’s prior letter to the Company dated August 12, 2021.

Critical Accounting Policies and Significant Judgments and Estimates

Intangible Assets/Goodwill, page 114

6. We note your response to prior comment 14 and appreciated the additional disclosures you provided; however, please more specifically address if and how you considered the reduction in the contingent consideration liability related to the Runa acquisition to zero in your impairment assessments of the related intangible assets and goodwill you recorded in connection with this acquisition and address whether the reduction in the contingent consideration was a triggering event or, if not, why.

In connection with our acquisition of Runa, we agreed to pay contingent payments to Runa’s former shareholders only if a certain revenue growth rate since December 31, 2017 is achieved within a four-year time period following the acquisition (i.e., 2018 through December 2022). Assuming the revenue growth is achieved during that time period, the former shareholders could elect for payment to be calculated based on quarterly data available between December 2021 and December 2022, as follows: 49% of the product of (a) the net revenue for the trailing 12 calendar months and (b) a specified multiple, which is contingent on the revenue growth achieved since December 31, 2017.

A key factor in the contingent consideration calculation is whether the growth levels specified in the contract can be met within the four-year time period immediately following the acquisition. The design of the payout is to reward for high growth in the initial years following the acquisition. Therefore, the contingent payment reduction, by itself, was not considered a triggering event as it measures against growth targets that must be achieved during a limited period, whereas projections used for intangible and goodwill impairment testing consider a longer period of time.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

Specifically in 2020, the COVID-19 pandemic caused timing shifts in new repackaging and marketing launches for the Runa brand, which resulted in updated forecasts that were considered in: 1) the fair value measurement of the contingent consideration payout, resulting in the reduction in 2020, and 2) the intangible assets impairment assessment. The intangible assets are definite lived assets and assessed for impairment under the undiscounted cash flow model. In Note 8 of the December 31, 2020 consolidated financial statements, the Company disclosed that facts and circumstances indicated that the fair value of the intangible assets associated with Runa may not be recoverable, resulting in the determination that a triggering event had occurred. As such, the Company performed a test of recoverability using expected undiscounted future cash flows for the Runa brand in the Americas, and determined that the Runa intangible assets were recoverable, with significant cushion.

Regarding the goodwill, the Runa brand has been integrated into the Americas operations, and therefore the goodwill was assigned and tested at the Americas reporting unit level. As such, since the goodwill is tested at this higher reporting unit level, changes in the individual Runa brand projections are not indicative of a triggering event for goodwill since Runa sales are an insignificant portion of the overall financial results of the Americas reporting unit. Regardless, in 2020, the Company did elect to perform the quantitative assessment. At the Americas reporting unit level, there was significant cushion between the fair value of the reporting unit and the carrying value, and therefore, no goodwill impairment was recorded.

Staff’s Letter to the Company, dated August 12, 2021

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

11. Please disclose and discuss changes in the estimated fair value of your common stock during the period presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range is provided.

Preliminary IPO Price Range

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s Board and reflecting preliminary valuation feedback from the lead underwriters (the “Underwriters”) for the Company’s IPO, if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range could be approximately $*** to $*** per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $*** per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO in October 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party. The share numbers and stock prices set forth in this letter, including the Preliminary IPO Price Range and Preliminary Assumed IPO Price, do not reflect the stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement.1

[1]

Closer to the time of launch, the Company intends to effect a stock split within a range of approximately one-for-*** to *** shares of common stock prior to the Commission’s declaration of effectiveness of the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

The Company further advises the Staff that a final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range (the “Bona Fide Price Range”) will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show, which it anticipates could commence as soon as October 12, 2021. The parameters of the Bona Fide Price Range will be subject to then-current market conditions, as well as further business and market developments affecting the Company. In any event, the spread within the Bona Fide Price Range will be no more than 20% (based on the high end of the Bona Fide Price Range).

Summary of Recent Grants and Common Stock Valuation Methodologies

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Shares Based Compensation” and the Notes of the Consolidated Financial Statements.

Given the absence of a public trading market of its common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Guide”), the Board has estimated the fair value of the Company’s common stock at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant including:

•	The nature and history of the Company’s business;

•	The Company’s stage of development and commercialization and the Company’s business strategy;

•	External market conditions affecting the Company’s industry and the global soft drinks and consumer products industry;

•	The market value of companies that are engaged in a similar business;

•	The Company’s financial positions, including cash on hand, and its historical and forecasted performance and operating results;

•	The lack of an active public market for the Company’s common stock;

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

•	The likelihood of achieving a liquidity event, such as an initial public offering or sale of the company in light of prevailing market conditions;

•	The analysis of initial public offerings and the market performance of similar companies in the Company’s industry;

•	The overall inherent risks associated with the Company’s business at the time awards were approved; and

•	The overall equity market conditions and general economic trends.

The estimate of the fair value per share of the Company’s common stock and the exercise price per share had been determined at each grant date by the Board, taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. With regard to the options set forth in the table below, the Company obtained third party valuations as of December 31, 2019, December 31, 2020, and June 30, 2021.

The independent third-party valuations were performed using methodologies, approaches and assumptions consistent with the Practice Guide. The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimate fair value of common stock at each valuation date.

The December 31, 2019 valuation report utilized a combination of the income approach and the market approach. For the income approach, the Discounted Cash Flow (“DCF”) method of the income approach was used to estimate the equity value based on the expectation of future cash flows that the Company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate that reflects the risks inherent in the cash flows. For the market approach, the Guideline Public Company (“GPC”) method used valuation multiples for reasonably comparable guideline public companies whose stocks are actively traded to estimate an indicated value of the Company. The Company’s peer group was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations and geographic presence. The income approach and the market approach were weighted 50% and 50%, respectively. During the December 31, 2019 valuation period, the Company had not taken any steps to prepare for an IPO or established a timeline for going public.

At the time of the December 31, 2020 valuation, the Company had taken steps to start preparing for an IPO, but had not established a timeline for going public, nor had third-party advisors such as investment bankers or legal counsel been consulted, and there was still a great level of uncertainty regarding the timing of any liquidity event. As such, the December 31, 2020 and the June 30, 2021 valuation reports were prepared using a probability weighted-expected return method, or PWERM, to consider the option of an IPO. Under this method, discrete future outcomes, such as an IPO and non-IPO scenario, were weighted based on the estimated probability of each scenario. In determining the equity value under each scenario, the IPO scenario utilized the market approach while the non-IPO scenario utilized a combination of the income approach and market approach.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

•

In the IPO scenario, the guideline IPO (“GIPO”) method used valuation multiples indicated by actual recent IPO transactions involving target companies that are reasonably comparable to the subject company and considered factors such as size, growth, profitability, leverage, and risk to estimate an indicated value of the Company.

•

In the non-IPO scenario, for the income approach, the DCF of the income approach was used to estimate the equity value based on the expectation of future cash flows that the Company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate that reflects the risks inherent in the cash flows. For the market approach, the GPC method used valuation multiples for reasonably comparable guideline public companies whose stocks are actively traded to estimate an indicated value of the Company. The Company’s peer group was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations and geographic presence. The income approach and the market approach in this non-IPO scenario were weighted 50% and 50%, respectively.

Given our simple capital structure, after adjusting for cash, non-operating assets, net working capital, and debt, the residual equity value as of the various date was allocated to the total fully diluted common stock.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimate of the fair value of the Company’s common stock at each valuation date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies.

In establishing the exercise price of the equity awards granted in 2019 and 2020, the Board considered the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying common stock.

The Board’s determination of the fair value per share of common stock based on the Valuation Reports performed are detailed below:

Valuation Date (As of)	Fair Value Per Share of Common Stock
December 31, 2019	$4,385.62
December 31, 2020	$4,464.99
June 30, 2021	$5,572.97

For financial reporting purposes, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model or an appropriate Barrier option valuation model (if applicable), which uses multiple assumptions and judgments, one of which is the fair value of common stock. In response to the Staff’s comment, set forth in the table below are the stock options granted by the Company in the year ended December 31, 2020 and from January 1, 2021 to date, along with the fair value of the underlying shares of common stock used to value such awards at the grant date.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

Grant Date	Number of Shares Underlying Stock Options Granted	Estimated Fair Value of Common Stock per Share on Date of Option Grant – ASC 718 Financial Reporting Purposes	Exercise Price Per Share
January 2, 2020	120	$4,464.99	$4,631
February 10, 2020	1,350	$4,464.99	$4,631
February 17, 2020	364	$4,464.99	$4,631
June 30, 2020	165	$4,464.99	$4,631
September 1, 2020	65	$4,464.99	$4,631
January 11, 2021	1,104	$4,464.99	$4,631
May 3, 2021	10	$4,464.99	$4,631
June 1, 2021	10	$4,464.99	$4,631
July 12, 2021	110	$5,572.97	$4,631

Within the option pricing models used for the grant date fair value of the stock option, the input for the fair value of common stock was selected based on the proximity of the grant date to the closest valuation date, the materiality of the number of option grants, and an analysis of the change in the fair value of common stock between valuation dates to the extent a subsequent valuation report was available.

December 2019 Valuation Report

The fair value determination for the common stock as of December 31, 2019 was based, in part, upon a contemporaneous valuation provided by an independent third-party valuation firm as of December 31, 2019 (the “December 2019 Valuation”). The December 2019 Valuation was received by the Company on May 13, 2020.

To determine the fair value of the common stock, the December 2019 Valuation used each of the following methods to determine fair value of the Company’s aggregate equity as follows: (i) DCF Method of Income Approach (50% weighting); and (ii) GPC Method of Market Approach (50% weighting). During the valuation period, the Company had not taken any steps to prepare for an IPO or established a timeline for going public.

The December 2019 Valuation applied a DLOM of 14%, which relied on remaining term, risk-free rate, and volatility assumptions at the valuation date. Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $597.6 million. On a fully diluted basis, the December 2019 Valuation concluded that the fair value of the common stock was $4,385.62 per share.

December 2020 Valuation Report

The fair value determination for the common stock as of December 31, 2020 was based, in part, upon a contemporaneous valuation provided by an independent third-party valuation firm as of December 31, 2020 (the “December 2020 Valuation”). The December 2020 Valuation was received by the Company on May 24, 2021.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

The December 2020 Valuation utilized the PWERM to establish the fair value of the Company’s common stock and considered: (i) a stay private (i.e., non-IPO) scenario and (ii) a September 2021 IPO scenario. The methods were weighted as follows: (i) 75% on stay private scenario that involved remaining a private company that was valued using the DCF method of the income approach and GPC method of the market approach, and (ii) 25% on an IPO scenario occurring within approximately nine months, which was valued based on the GIPO method, which indicated a revenue multiple derived from actual recent IPO transactions involving target companies that are reasonably comparable to the subject company. In the stay private scenario, the Company applied 50% weighting to each of the DCF method of the income approach and the GPC method of the market approach.

The probability and timing of a potential liquidity event and the weighting of the IPO scenario and the non-IPO scenario in the December 2020 Valuation was based upon discussions between the Board and the Company’s management team.

The December 2020 Valuation applied a DLOM of 18%, which relied on remaining term, risk-free rate, and volatility assumptions at the valuation date. Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $608.8 million. The December 2020 Valuation concluded that the fair value of the common stock was $4,464.99 per share.

Additionally, on January 15, 2021, the Company entered into a Stock Purchase Agreement with RW, pursuant to which the Company repurchased 11,411 shares of its own common stock at a purchase price of $4,382 per share. This purchase price approximated the then most recent common stock valuation and was negotiated via arm’s length negotiations between the Company and RW.

June 2021 Valuation Report

The fair value determination for the common stock as of June 30, 2021 was based, in part, upon a contemporaneous valuation provided by an independent third-party valuation firm as of June 30, 2021 (the “June 2021 Valuation”). The June 2021 Valuation was received by the Company on August 19, 2021.

The June 2021 Valuation utilized the PWERM to establish the fair value of the Company’s common stock and considered: (i) a stay private (i.e., non-IPO) scenario and (ii) an October 15, 2021 IPO scenario. The methods were weighted as follows: (i) 50% on stay private scenario that involved remaining a private company that was valued using the DCF method of the income approach and GPC method of the market approach, and (ii) 50% on an IPO scenario occurring within approximately 3.5 months, which was valued based on the GIPO method, which indicated a revenue multiple derived from actual recent IPO transactions involving target companies that are reasonably comparable to the subject company. In the stay private scenario, the Company applied 50% weighting to each of the DCF method of the income approach and the GPC method of the market approach.

The probability and timing of a potential liquidity event and the weighting of the IPO scenario and the non-IPO scenario in the June 2021 Valuation was based upon discussions between the Board and the Company’s management team.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

The June 2021 Valuation applied a DLOM of 5% to the IPO scenario and 22% to the stay private scenario, which relied on remaining term, risk-free rate, and volatility assumptions at the valuation date. Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $700.2 million. The June 2021 Valuation concluded that the fair value of the common stock was $5,572.97 per share. Due to the share repurchase of 11,411 shares of common stock from RW, in January 2021, the number of fully diluted common shares decreased since the December 2020 Valuation. As a result, a portion of the increase in the fair value of common stock per share is attributable to the change in the number of fully diluted shares.

Discussion of Preliminary IPO Price

As noted above, the Preliminary IPO Price Range is $*** to $*** per share, with a Preliminary Assumed IPO Price of approximately $*** per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined during discussions between the Company and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the consumer beverage industry;

•	input received from the Company’s “testing-the-waters” meetings;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a consumer beverage company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the (x) (i) fair value of its common stock as of the grant dates discussed herein and (ii) the per share price determined via arm’s length negotiation and paid in connection with the January 2021 share repurchase, on the one hand and (y) the Preliminary Assumed IPO Price, on the other, is the result of these factors and the following factors and positive developments with respect to its business that occurred subsequent to the fair value determination dates:

•

The Preliminary IPO Price Range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the PWERM, which would have resulted in a lower value of its common stock than an IPO.

•

The Preliminary IPO Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

•

The Company’s prior valuations of common stock occurred prior to the January 2021 share repurchase, while the Preliminary IPO Price Range reflects the decrease in outstanding shares as a result of such repurchase.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) an increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and fund other strategic transactions.

•

Updated market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

Between the time of the June 2021 Valuation and the date of the IPO, the Company appointed additional independent board members and key internal roles further establishing the Company’s leadership team and governance.

•	The input received from the Underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings.

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects there will be significant investor interest in the IPO. The capital markets continue to reward companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for healthy and functional beverage alternatives and with attractive growth and financial profiles

•

Business developments and financial and operating results that were not known or available at the time of the prior grants or valuations, including, among others: (i) continuation of positive net sales trends into 2021, (ii) acceleration of commercial trends at retail in the first half of 2021 and (ii) the introduction of additional product lines such as PWR Lift.

In addition to above, other factors may have an impact on the fair value of the Company’s common stock, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the Underwriters.

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company believes that the fair values determined by the Board for the common stock underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s common stock at each grant date. In addition, the Company believes that the fact that the purchase price paid in connection with the January 2021 share repurchase transaction with RW was reasonably consistent with the December 2020 Valuation’s $4,464.99 per share corroborates the reasonableness in using the $4,464.99 per share value for financial reporting purposes. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

Accounting Impact

The valuations underlying the equity awards were made in good faith based on standard methodologies and assumptions. As noted above, the Company believes that the fact that the purchase price paid in connection with the January 2021 share repurchase transaction with RW, which was determined via arm’s length negotiations, was reasonably consistent with the December 2020 Valuation’s $4,464.99 per share corroborates the reasonableness in using the $4,464.99 per share value for financial reporting purposes. However, in response to the Staff’s comment, the Company has performed an analysis of the potential accounting impact on a reassessment of the fair value of the 2021 equity awards.

For purposes of this analysis, the Company reassessed the fair value of all 2021 equity awards to determine the impact on stock-based compensation expense for financial reporting purposes based on a Preliminary IPO Price Range $*** to $*** per share. In performing its analysis, assuming a one year look-back period, the Company applied a straight-line methodology to interpolate the fair value of common stock assumptions for the option pricing models used as of each grant date, using the December 2020 Valuation price per share as the starting point for September 2020 to the current Preliminary Assumed IPO ranges. These revised fair value of common stock assumptions at each grant date were then input into the option pricing models (e.g., Black Scholes model) to recalculate a revised grant date fair value for the 2021 equity awards and revised stock compensation expense. The Company believes that the straight-line methodology provides a reasonable basis for the valuation of its common stock assumption because the Company: (i) did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value at the date of the grant and (ii) the proximity of the current Preliminary IPO Price Range is 9 months from the largest tranche of 2021 equity grants in January 2021 during the lookback period.

The Company advises the Staff that the values resulting from such a reassessment would not be qualitatively or quantitatively material to the Company and that the impact of such a reassessment would not have a material impact on the Company’s operating expenses for the six months ended June 30, 2021. For example, the Company determined the aggregate impact of such a reassessment on the Company’s operating expenses for the six months ended June 30, 2021 would be approximately $0.2 million to $0.3 million based on the Preliminary IPO Price Range above.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.

September 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman
Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Asia Timmons-Pierce, U.S. Securities and Exchange Commission

Jeff Gordon, U.S. Securities and Exchange Commission

Anne McConnell, U.S. Securities and Exchange Commission

Michael Kirban, All Market Inc.

Martin Roper, All Market Inc.

Kevin Benmoussa, All Market Inc.

Stelios G. Saffos, Esq., Latham & Watkins LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

THE VITA COCO COMPANY, INC.